UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                             One Link 4 Travel, Inc.
                             -----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    055732101
                                    ---------
                                 (CUSIP Number)

                                    5/5/2005
                                    --------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |X|  Rule 13d-1(c)

         |_|  Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for the Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055732101
          ---------



(1) Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only)

                  OurLink, LLC      # 20 2780397

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b)

(3)  SEC Use Only ___________________________________________________________

(4)  Citizenship or Place of Organization: Texas



Number of Shares      (5)  Sole Voting Power               4,000,000(1) shares
Beneficially Owned                                         -------------------
by Each Reporting
Person with:          (6)  Shared Voting Power:            0

                      (7)  Sole Dispositive Power:         4,000,000(1) shares

                      (8)  Shared Dispositive Power:       0

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                                                            4,000,000(1) shares
                                                            -------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11) Percent of Class Represented by Amount in Row (9): 11.8%

(12) Type of Reporting Person (See Instructions): OO

____________________
(1) The 4,000,000 shares constitute 2,666,666 shares underlying convertible notes currently exercisable at a purchase price of $1.50, and warrants to purchase 1,333,334 shares at an exercise price of $1.50 per share.

JRJ Ventures, Inc., is the manager of OurLink, LLC, a Texas limited liability company.

(1) Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only)

                  JRJ Ventures, Inc.        #75 1981414

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b)

(3)  SEC Use Only ___________________________________________________________

(4)  Citizenship or Place of Organization: Texas



Number of Shares      (5)  Sole Voting Power               4,000,000(1)  shares
Beneficially Owned                                         --------------------
by Each Reporting
Person with:          (6)  Shared Voting Power:            0

                      (7)  Sole Dispositive Power:         4,000,000(1) shares

                      (8)  Shared Dispositive Power:       0

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person:

                                                             4,000,000(1) shares
                                                             -------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11) Percent of Class Represented by Amount in Row (9): 11.8%

(12) Type of Reporting Person (See Instructions): CO


___________________
(1) The 4,000,000 shares constitute 2,666,666 shares underlying convertible notes currently exercisable at a purchase price of $1.50, and warrants to purchase 1,333,334 shares at an exercise price of $1.50 per share.

JRJ Ventures, Inc., is the manager of OurLink, LLC, a Texas limited liability company.

Item 1.  Name and Address of Issuer.

         (a)(b) Name and address of principal executive offices of Issuer: One Link 4 Travel, Inc., One Market Plaza, Spear Tower, 36th Floor, San Francisco, CA 94105


Item 2.

Our Link
--------

     (a)  Name of person filing: OurLink, LLC

     (b)  Residence or Business Address: 2810 Glenda Avenue, Fort Worth, TX
          76117

     (c)  Citizenship: Texas

     (d)  Title and Class of Securities: common stock

     (e)  CUSIP Number: 055732101

JRJ Ventures
------------

     (a)  Name of person filing: JRJ Ventures, Inc.

     (b)  Residence or Business Address: 2810 Glenda Avenue, Fort Worth, TX
          76117

     (c)  Citizenship: Texas

     (d)  Title and Class of Securities: common stock

     (e)  CUSIP Number: 055732101


Item 3.

         N/A

Item 4.  Ownership.

     (a)  Amount beneficially owned: 4,000,000 shares (1)

     (b)  Percent of class: 11.8%

(1) The 4,000,000 shares constitute 2,666,666 shares underlying convertible notes currently exercisable at a purchase price of $1.50, and warrants to purchase 1,333,334 shares at an exercise price of $1.50 per share.

JRJ Ventures, Inc., is the manager of OurLink, LLC, a Texas limited liability company.

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 4,000,000(1) shares

          (ii) Shared power to vote or to direct the vote: 0

          (iii) Sole power to dispose or to direct the disposition of:
                4,000,000(1) shares

          (iv) Shared power to dispose or to direct the disposition of: 0

Item 5-9.  Ownership of Five Percent or Less of a Class

           N/A

Item 10.  Certification

     The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.









(1) The 4,000,000 shares constitute 2,666,666 shares underlying convertible notes currently exercisable at a purchase price of $1.50, and warrants to purchase 1,333,334 shares at an exercise price of $1.50 per share.

JRJ Ventures, Inc., is the manager of OurLink, LLC, a Texas limited liability company.

                                    SIGNATURE

         After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date:  June 16, 2005                       OurLink, LLC

                                            By:  JRJ Ventures, Inc., its Manager

                                                  By: /s/ John Harvison
                                                      ------------------------
                                                      John Harvison, President


                                            JRJ Ventures, Inc.

                                             By: /s/ John Harvison
                                                 ------------------------
                                                 John Harvison, President

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